Exhibit 16



December 21, 1998



Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Regent Assisted Living, Inc. and, under the date of February 13, 1998, except as to note 11 which is as of March 27, 1998, we reported on the consolidated financial statements of Regent Assisted Living, Inc. and subsidiaries as of and for the year ended December 31, 1997. On December 15, 1998 our appointment as principal accountants was terminated. We have read Regent Assisted Living Inc.'s statements included under
Item 4(a) of its Form 8-K dated December 15, 1998, and we agree with such statements, except that we are not in a position to agree or disagree with Regent Assisted Living, Inc.'s statement that the change was approved by the audit committee of its board of directors.


Very truly yours,

KPMG PEAT MARWICK LLP

KPMG Peat Marwick LLP